

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



05037945

| 23 |
| .07 |

Estimated average burden
hours per response......12.00

SEC FILE NUMBER

8- 27779

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Securities Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P.O. Box No.)*

FIRM I.D. NO.

7900 Xerxes Avenue South Suite 500

(No. and Street)

Minneapolis, MN 55431

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT **952-893-1200**

Gregory A. Stroh

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer & Company, CPA

(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Suite 101 Burnsville, MN 55306

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING
WASH. D.C. 179 SECTION

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, __Gregory A. Stroh__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Management Securities Inc.__ , as of __December 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MELISSA LEAH GLENNIE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  500 WELLS FARGO PLAZA 7900 XERXES AVENUE SOUTH
           (No. and Street)

  MINNEAPOLIS   MN   55431-1107
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  GREGORY A. STROH   (952) 893-1200
                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

MAR 18 2005

THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  BOYER & COMPANY
        (Name – if individual, state last, first, middle name)

14500 BURNHAVEN DRIVE	BURNSVILLE	MN	55306
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Capital Management Securities, Inc. at December 31, 2004, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

February 10, 2005

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

	2004
CURRENT ASSETS	
Cash	$ 125,203
Accounts Receivable	36,563
Prepaid Expenses	23,881
Income Taxes Receivable	486
Total Current Assets	186,133
PROPERTY AND EQUIPMENT	
Furniture and Equipment	135,824
Leasehold Improvements	1,297
Software	9,904
Total Property and Equipment	147,025
Less: Accumulated Depreciation and Amortization	(116,880)
Net Property and Equipment	30,145
OTHER ASSETS	
Deferred Income Taxes	5,000
TOTAL ASSETS	$ 221,278

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004
CURRENT LIABILITIES	
Commissions Payable	$ 60,046
Accounts Payable	6,708
Accrued Payroll Taxes	437
Accrued Income Taxes	6,185
	73,376
STOCKHOLDERS' EQUITY	
Common Stock, $.01 Per Share, 1,000,000 Shares	
Authorized, 12,214 Shares Issued and Outstanding	122
Paid in Capital	57,252
Retained Earnings	90,528
Total Stockholders' Equity	147,902
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 221,278

See auditor's report and notes to financial statements

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	2004
REVENUE	
Commissions	$ 1,079,846
Office Rent	33,347
Interest	131
Other	50,445
Total Revenue	1,163,769
OPERATING EXPENSES	
Commissions	866,326
Salaries and Wages	90,436
Payroll Taxes	8,660
Employee Benefits	2,766
Advertising	481
Depreciation and Amortization	5,975
Dues and Subscriptions	17,788
Equipment and Rental	13,418
Insurance	4,500
Miscellaneous	9,746
Office Supplies and Printing	9,638
Postage	5,547
Professional Services	12,113
Regulatory Expense	19,784
Rent	59,406
Repairs and Maintenance	(576)
Telephone	9,858
Travel and Entertainment	2,404
Total Operating Expenses	1,138,270
Income Before Taxes	25,499
Income Taxes (Expense) Benefit	(3,185)
NET INCOME	$ 22,314

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

| | Common Stock | | Paid In | Retained | |
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2003	12,214	$ 122	$ 57,252	$ 68,214	$ 125,588
Net Income	-	-	-	22,314	22,314
BALANCE, December 31, 2004	12,214	$ 122	$ 57,252	$ 90,528	$ 147,902

See auditor's report and notes to financial statements

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 22,314
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	6,017
(Increase) decrease in accounts receivable	15,473
(Increase) decrease in prepaid expenses	(1,725)
(Increase) Decrease in Taxes Receivable	(78)
Increase (decrease) in accounts payable	1,160
Increase (Decrease) in commissions payable	20,499
Increase (decrease) in accrued liabilities	351
(Increase)decrease in Deferred Income Taxes	5,600
Increase (decrease) in income taxes payable	6,185
Increase (decrease) in deferred taxes payable	(8,900)
Total adjustments	44,582
Net cash provided (used) by operating activities	66,896
CASH FLOW FROM INVESTING ACTIVITIES:	
Cash payments for the purchase of property	(7,293)
Net cash provided (used) by investing activities	(7,293)
Net increase (decrease) in cash and equivalents	59,603
Cash and equivalents, begining of year	65,600
Cash and equivalents, end of year	$ 125,203

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income Tax   300

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable represents amounts due from affiliated brokers. Items over 30 days old are considered past due. The balance of accounts receivable past 30 days as of December 31, 2003 was $1,281. The Company does not charge service charges for past due balances.

An allowance for doubtful accounts has not been established as of December 31, 2004. Based upon management's analysis of outstanding accounts receivable as of December 31, 2004 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment - Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue - Commission income from sales of securities is recorded on the trade date.

Income Taxes - Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2 - COMMITMENTS AND CONTINGINCIES

Operating Leases - The Company has a lease agreement for office space expiring June 30, 2008. Monthly base rent ranges from $5,654 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the year ended December 31, 2004 was $59,406.

The Company has also entered into various operating leases for equipment that expire through 2007. Equipment rent expense for the year ended December 31, 2004 was $5,419. The equipment lease commitment includes a related party phone lease with a shareholder of the Company with monthly payments of $361 through November 2005. Rent expense to the related party was $2,274 for the year ended December 31, 2004.

Minimum future lease payments as of December 31, 2004 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2005	$ 70,606	$10,142	$ 80,748
2006	73,086	5,751	78,837
2007	75,605	1,188	76,793
2008	38,952	-	38,952
2009	-	-	-

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2004 approximately $286,528 or one-half of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due to related parties totaled $11,640 as of December 31, 2004.

NOTE 4 - INCOME TAXES

The Company's net deferred tax asset and liability at December 31, 2004 consisted of:

	Federal	State	Total
Deferred income tax asset	$2,900	$2,100	$5,000

The components for the provision for income taxes for the year ended December 31, 2004 are as follows:

	Federal	State	Total
Deferred income tax expense	$3,760	$2,725	$6,485
Deferred income tax (benefit)	(1,700)	(1,600)	(3,300)
Income tax expense	2,060	1,125	3,185

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. for the year ended December 31, 2004, and the related statement of operations, stockholders' equity and cash flows for the year then ended and have issued our report thereon dated February 10, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 10, 2005

8

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2004

	2004
STOCKHOLDERS' EQUITY at End of Year	$ 147,902
ADDITIONS:	
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	147,902
DEDUCTIONS:	
Unallowable Assets:	
Property and Equipment - Net	30,145
Deferred Tax Assets	5,000
Prepaid Expenses	23,881
Nonliquid Receivables, Net of Commission Payable	1,828
Total	60,854
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	87,048
HAIRCUTS ON SECURITIES	-
NET CAPITAL at End of Year	87,048
REQUIRED CAPITAL	
Basic Capital Requirement:	
Liabilities	73,376
Required Percent	6.67%
Basic Capital Requirement	4,892
Minimum Capital Required	25,000
Excess Capital	$ 62,048
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Indebtedness	73,376
Net Capital	87,048
Percent of debt to net capital	84.3%

See auditor's report and notes to financial statements

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2004

The company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

The company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC
RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2004 TO AUDITED FINANCIAL
STATEMENTS AS OF DECEMBER 31, 2004

	Balance Per Focus Report on December 31, 2004		Adjustments				Balance Per Audited Financial Statements At December 31, 2004
			Debit		Credit		
Total Assets	$ 215,276	(a)	$15,002	(b)	$ 9,000		$ 221,278
					-		
Less:							
Total Liabilities	76,636	(c)	11,085	(b)	7,825		73,376
Net Worth	138,640		26,087	(d)	16,825		147,902
Less:							
Non-Allowable Assets	53,183		-		7,671		60,854
Tentative Net Capital	85,457		26,087		24,496		87,048
Less:							
Securities Haircuts	-		-		-		-
Net Capital	$ 85,457		$ 26,087		$ 24,496		$ 87,048

(a) Prepaid Expenses
(b) Payroll Taxes, Deferred Income Taxes, Depreciation
(c) Payroll Taxes, Deferred Income Taxes
(d) Income Taxes, Accounts Payable

See auditor's report and notes to financial statements.

12

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the year ended December 31, 2004 and have issued our report thereon dated February 10, 2005. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

13

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2004, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

We commend the management and staff of the company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

Boyer + Company

February 10, 2005